EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended September 30, 2015 compared to three months ended September 30, 2014

During the three months ended September 30, 2015, Danaos had an average of 56.0 containerships compared to 54.0 containerships for the three months ended September 30, 2014. Our fleet utilization increased to 100.0% in the three months ended September 30, 2015 compared to 99.5% in the three months ended September 30, 2014.

Operating Revenues

Operating revenues increased by 3.6%, or $5.0 million, to $144.5 million in the three months ended September 30, 2015, from $139.5 million in the three months ended September 30, 2014.

Operating revenues for the three months ended September 30, 2015 reflect:

•   $3.4 million of additional revenues in the three months ended September 30, 2015 compared to the three months ended September 30, 2014, related to the Priority and the Performance, which were added to our fleet on November 5, 2014.

•   $0.3 million incremental revenues in the three months ended September 30, 2015 compared to the three months ended September 30, 2014, related to revenue recognition accounting of the Zim restructuring.

•   $1.0 million of higher revenues in the three months ended September 30, 2015 compared to the three months ended September 30, 2014 due to improved re-chartering of some of our vessels at higher rates.

•   $0.3 million of additional revenues due to improved fleet utilization in the three months ended September 30, 2015 compared to the three months ended September 30, 2014.

Voyage Expenses

Voyage expenses decreased by $0.1 million, to $3.0 million in the three months ended September 30, 2015, from $3.1 million in the three months ended September 30, 2014.

Vessel Operating Expenses

Vessel operating expenses increased by 5.2%, or $1.4 million, to $28.2 million in the three months ended September 30, 2015, from $26.8 million in the three months ended September 30, 2014. The increase is mainly attributed to incremental operating expenses of $1.1 million for the vessels Priority and the Performance which were acquired on November 5, 2014.

The average daily operating cost per vessel slightly increased to $5,669 per day for the three months ended September 30, 2015, from $5,611 per day for the three months ended September 30, 2014. Management believes that our daily operating cost ranks as one of the most competitive in the industry.

Depreciation

Depreciation expense decreased by 3.5%, or $1.2 million, to $33.2 million in the three months ended September 30, 2015, from $34.4 million in the three months ended September 30, 2014, mainly due to the lower depreciation expense on the eight 2,200 TEU vessels with respect to which we recorded an impairment charge on December 31, 2014.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs decreased by $0.2 million, to $0.9 million in the three months ended September 30, 2015, from $1.1 million in the three months ended September 30, 2014. The decrease is mainly due to the expiration of the amortization periods related to certain vessels over the last twelve months.

General and Administrative Expenses

General and administrative expenses increased by $0.3 million, to $5.5 million in the three months ended September 30, 2015, from $5.2 million in the three months ended September 30, 2014.

Effective January 1, 2015, our management fees were adjusted to a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and a fee of  $850 per vessel per day for vessels on time charter.

Interest Expense and Interest Income

Interest expense decreased by 10.7%, or $2.1 million, to $17.6 million in the three months ended September 30, 2015, from $19.7 million in the three months ended September 30, 2014. The change in interest expense was mainly due to the decrease in our average debt by $217.4 million, to $2,875.0 million in the three months ended September 30, 2015, from $3,092.4 million in the three months ended September 30, 2014, as well as the decrease in the cost of debt service in the three months ended September 30, 2015 compared to the three months ended September 30, 2014, mainly driven by the accelerated amortization of our fixed rate debt, which bears a higher cost compared to our floating rate debt.

The Company is rapidly deleveraging its balance sheet. As of September 30, 2015, the debt outstanding was $2,860.1 million compared to $3,063.2 million as of September 30, 2014.

Interest income remained stable amounting to $0.9 million in the three months ended September 30, 2015 and in the three months ended September 30, 2014.

Other Finance Costs, net

Other finance costs, net decreased by $0.4 million, to $4.6 million in the three months ended September 30, 2015, from $5.0 million in the three months ended September 30, 2014. This decrease was mainly due to the $0.3 million decrease in amortizing finance fees (which were deferred and are amortized over the term of the respective credit facilities) in the three months ended September 30, 2015 compared to the three months ended September 30, 2014.

Equity loss on investments

Equity loss on investments of $1.0 million in the three months ended September 30, 2015 relates to the investment in Gemini made in August 2015.

Unrealized and realized (loss)/gain on derivatives

Unrealized gain on interest rate swaps amounted to $2.6 million in the three months ended September 30, 2015 compared to a gain of $9.1 million in the three months ended September 30, 2014. The unrealized gains were attributable to mark to market valuation of our swaps due to the discontinuation of hedge accounting since July 1, 2012, as well as reclassification of unrealized losses from Accumulated Other Comprehensive Loss to our earnings.

Realized loss on interest rate swaps decreased by $19.6 million, to $12.2 million in the three months ended September 30, 2015, from $31.8 million in the three months ended September 30, 2014. This decrease is attributable to a $1,617.4 million lower average notional amount of swaps during the three months ended September 30, 2015 compared to the three months ended September 30, 2014 as a result of swap expirations.

Nine months ended September 30, 2015 compared to nine months ended September 30, 2014

During the nine months ended September 30, 2015, Danaos had an average of 56.0 containerships compared to 56.1 containerships for the nine months ended September 30, 2014. Our fleet utilization increased to 99.2% in the nine months ended September 30, 2015 compared to 97.3% in the nine months ended September 30, 2014.

Operating Revenues

Operating revenues increased by 3.2%, or $13.2 million, to $424.6 million in the nine months ended September 30, 2015, from $411.4 million in the nine months ended September 30, 2014.

Operating revenues for the nine months ended September 30, 2015 reflect:

•   $9.0 million of additional revenues in the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014, related to the Priority and the Performance, which were added to our fleet on November 5, 2014.

•   $4.6 million increase in revenues in the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014, related to revenue recognition accounting of the Zim restructuring that became effective on July 16, 2014.

•   $1.0 million increase in revenues in the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 due to improved re-chartering of some of our vessels at higher rates.

•   $2.1 million decrease in revenues in the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014, related to the Commodore, the Messologi and the Mytilini, which were generating revenues in the nine months ended September 30, 2014 and were sold within 2014.

•   $0.7 million of additional revenues due to improved fleet utilization in the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014.

Voyage Expenses

Voyage expenses decreased by $0.4 million, to $9.2 million in the nine months ended September 30, 2015, from $9.6 million in the nine months ended September 30, 2014.

Vessel Operating Expenses

Vessel operating expenses decreased by 1.0%, or $0.9 million, to $85.1 million in the nine months ended September 30, 2015, from $86.0 million in the nine months ended September 30, 2014. The reduction is attributable to an improvement in the average daily operating cost per vessel between the two periods.

The average daily operating cost per vessel decreased to $5,770 per day for the nine months ended September 30, 2015, from $5,895 per day for the nine months ended September 30, 2014, mainly as a result of an 17.7% improvement in the average Euro to Dollar exchange rate between the two periods. Management believes that our daily operating cost ranks as one of the most competitive in the industry.

Depreciation

Depreciation expense decreased by 3.8%, or $3.9 million, to $98.6 million in the nine months ended September 30, 2015 from $102.5 million in the nine months ended September 30, 2014, mainly due to the lower depreciation expense on the eight 2,200 TEU vessels with respect to which we recorded an impairment charge on December 31, 2014.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs decreased by $0.3 million, to $2.9 million in the nine months ended September 30, 2015, from $3.2 million in the nine months ended September 30, 2014. The decrease is mainly due to the expiration of the amortization periods related to certain vessels during the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014.

General and Administrative Expenses

General and administrative expenses increased by $0.2 million, to $16.1 million in the nine months ended September 30, 2015, from $15.9 million the nine months ended September 30, 2014.

Effective January 1, 2015, our management fees were adjusted to a fee of $850 per day, a fee of $425 per vessel per day for vessels on bareboat charter and a fee of $850 per vessel per day for vessels on time charter.

Gain on sale of vessels

Gain on sale of vessels was nil in the nine months ended September 30, 2015 compared to a gain of $5.7 million in the nine months ended September 30, 2014. During the nine months ended September 30, 2014, we sold the Marathonas on February 26, 2014, the Commodore on April 25, 2014, the Duka on May 15, 2014, the Mytilini on May 15, 2014 and the Messologi on May 20, 2014. There were no vessel sales during the nine months ended September 30, 2015.

Interest Expense and Interest Income

Interest expense decreased by 12.3%, or $7.5 million, to $53.5 million in the nine months ended September 30, 2015, from $61.0 million in the nine months ended September 30, 2014. The change in interest expense was mainly due to the decrease in our average debt by $219.7 million, to $2,926.0 million in the nine months ended September 30, 2015, from $3,145.7 million in the nine months ended September 30, 2014, as well as the decrease in the cost of debt servicing in the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014, mainly driven by the accelerated amortization of our fixed rate debt, which bears a higher cost compared to our floating rate debt.

The Company is rapidly deleveraging its balance sheet. As of September 30, 2015, the debt outstanding was $2,860.1 million compared to $3,063.2 million as of September 30, 2014.

Interest income amounted to $2.5 million in the nine months ended September 30, 2015 compared to $0.9 million in the nine months ended September 30, 2014. This increase is attributed to the interest income related to the Zim restructuring that became effective on July 16, 2014.

Other Finance Costs, net

Other finance costs, net, decreased by $0.7 million, to $14.2 million in the nine months ended September 30, 2015, from $14.9 million in the nine months ended September 30, 2014. This decrease was due to the $0.6 million decrease in amortizing finance fees (which were deferred and are amortized over the term of the respective credit facilities) in the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014.

Equity loss on investments

Equity loss on investments of $1.0 million in the nine months ended September 30, 2015 relates to the investment in Gemini made in August 2015.

Unrealized and realized (loss)/gain on derivatives

Unrealized gain on interest rate swaps amounted to $11.6 million in the nine months ended September 30, 2015 compared to a gain of $19.3 million in the nine months ended September 30, 2014. The unrealized gains were attributable to mark to market valuation of our swaps due to the discontinuation of hedge accounting since July 1, 2012, as well as reclassification of unrealized losses from Accumulated Other Comprehensive Loss to our earnings.

Realized loss on interest rate swaps decreased by $49.3 million, to $47.8 million in the nine months ended September 30, 2015, from $97.1 million in the nine months ended September 30, 2014. This decrease is attributable to $1,373.8 million lower average notional amount of swaps during the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014 as a result of swap expirations.

Liquidity and Capital Resources

Our principal sources of funds have been operating cash flows, vessel sales, long-term bank borrowings and a common stock sale in August 2010, as well as our initial public offering in October 2006. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements, including debt repayments.

Our short-term liquidity needs primarily relate to funding our vessel operating expenses, debt interest payments and servicing the current portion of our debt obligations. Our long-term liquidity needs primarily relate to debt repayment and capital expenditures related to any further growth of our fleet. We anticipate that our primary sources of funds will be cash from operations and equity or capital markets debt financings, subject to restrictions on uses of such funds and incurrence of debt in our credit facilities.

Under our existing multi-year charters as of September 30, 2015, we had contracted revenues of $140.3 million for the remainder of 2015, $520.8 million for 2016 and, thereafter, approximately $2.6 billion. Although these expected revenues are based on contracted charter rates, we are dependent on our charterers’ ability and willingness to meet their obligations under these charters.

As of September 30, 2015, we had cash and cash equivalents of $96.2 million. As of September 30, 2015, we had no remaining borrowing availability under our credit facilities. As of September 30, 2015, we had $28.5 million of vendor financing outstanding, which is payable within the next twelve months, and $2,831.5 million of outstanding indebtedness, of which $254.3 million was payable within the next twelve months.

On January 24, 2011, we entered into a definitive agreement, which we refer to as the “Bank Agreement”, which became effective on March 4, 2011, in respect of our existing financing arrangements (other than our credit facilities with the Export Import Bank of Korea (“KEXIM”) and with KEXIM and ABN Amro), and for new credit facilities, which we refer to as the “January 2011 Credit Facilities”, from certain of our lenders aggregating $424.75 million. We are required under the Bank Agreement to apply a substantial portion of our cash from operations to the repayment of principal under our financing arrangements. We currently expect that the remaining portion of our cash from operations will be sufficient to fund all of our other obligations. Under the Bank Agreement, we are subject to limits on our ability to incur additional indebtedness without our lenders’ consent and requirements for the application of proceeds from any future vessel sales or financings, including sales of equity, as well as other transactions. See “Item 5. Operating and Financial Review and Prospects”, as well as Note 12, Long-term Debt to our consolidated financial statements in our Annual Report on Form 20 -F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 10, 2015.

As of September 30, 2015, we were in compliance with the financial and collateral coverage covenants under our debt arrangements. We believe that continued future compliance with the terms of these agreements will allow us to satisfy our liquidity needs. We anticipate that our primary sources of funds described above, including future equity or debt financings in the case of any further growth of our fleet to the extent permitted under our credit facilities, will be sufficient to satisfy all of the short-term and long-term liquidity needs described above, up to the 2018 maturity of the credit facilities under our Bank Agreement, which we expect to refinance at such time.

Our board of directors determined in 2009 to suspend the payment of further cash dividends as a result of market conditions in the international shipping industry and in order to conserve cash to be applied toward the financing of our then extensive newbuilding program. Under the Bank Agreement and the Sinosure-CEXIM credit facility, we are not permitted to pay cash dividends or repurchase shares of our capital stock unless (i) our consolidated net leverage is below 6:1 for four consecutive quarters and (ii) the ratio of the aggregate market value of our vessels to our outstanding indebtedness exceeds 125% for four consecutive quarters and provided that an event of default has not occurred and we are not, and after giving effect to the payment of the dividend, in breach of any covenant.

We have 15,000,000 outstanding warrants, which will expire on January 31, 2019, with an exercise price of $7.00 per share. We will not receive any cash upon exercise of the warrants as the warrants are only exercisable on a cashless basis.

In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring with its creditors. The terms of the restructuring included a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels. The terms also included our receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is payable in kind, accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM’s other obligations to us which relate to the outstanding long term receivable as of December 31, 2013. See Note 7 to our unaudited condensed consolidated financial statements (unaudited) included in this report.

Cash Flows

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $59.4 million, to $202.2 million provided by operating activities in the nine months ended September 30, 2015 compared to $142.8 million provided by operating activities in the nine months ended September 30, 2014. The increase was mainly the result of a reduction in realized losses from derivatives of $49.4 million, reduced interest expense of $7.5 million and lower payments for dry-docking and special survey costs by $2.7 million in the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014.

Net Cash Provided by/(Used in) Investing Activities

Net cash flows (used in)/provided by investing activities decreased by $57.5 million, to $8.1 million used in investing activities in the nine months ended September 30, 2015 compared to $49.4 million provided by investing activities in the nine months ended September 30, 2014. The difference reflects nil net proceeds from sale of vessels in the nine months ended September 30, 2015 compared to $50.6 million in the nine months ended September 30, 2014, which was partially offset by cash used for investments in affiliates of $7.4 million and vessel additions of $0.7 million in the nine months ended September 30, 2015 compared to vessels additions of $1.2 million in the nine months ended September 30, 2014.

Net Cash Used in Financing Activities

Net cash flows used in financing activities decreased by $40.1 million, to $155.6 million used in financing activities in the nine months ended September 30, 2015 compared to $195.7 million used in financing activities in the nine months ended September 30, 2014. The decrease is mainly due to the decrease in debt payments by $15.3 million and movement in restricted cash of $25.5 million in the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the tables below for supplemental financial data and corresponding reconciliations to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued, unrealized (gain)/loss on derivatives, realized gain/(loss) on derivatives and gain/(loss) on sale of vessels. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance and because they are used by certain investors to measure a company’s ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

EBITDA and Adjusted EBITDA Reconciliation to Net Income

	Nine Months ended September 30, 2015	Nine Months ended September 30, 2014
	(In thousands)
Net income	$110,482	$47,456
Depreciation	98,558	102,471
Amortization of deferred drydocking & special survey costs	2,924	3,226
Amortization of deferred realized losses of cash flow interest rate swaps	3,004	3,004
Amortization of finance costs	10,661	11,374
Finance costs accrued (Exit Fees under our Bank Agreement)	2,744	2,811
Interest income	(2,549)	(879)
Interest expense	53,520	60,951
EBITDA	$279,344	$230,414
(Gain)/loss on sale of vessels	—	(5,709)
Realized loss on derivatives	44,833	94,146
Unrealized gain on derivatives	(11,551)	(19,340)
Adjusted EBITDA	$312,626	$299,511

EBITDA and Adjusted EBITDA Reconciliation to Net Cash Provided by Operating Activities

	Nine Months ended September 30, 2015	Nine Months ended September 30, 2014
	(In thousands)
Net cash provided by operating activities	$202,167	$142,766
Net increase/(decrease) in current and non-current assets	5,687	(2,759)
Net (increase)/decrease in current and non-current liabilities	8,653	1,231
Net interest	50,971	60,072
Payments for dry-docking and special survey costs deferred	1,307	4,055
Equity loss on investments	(992)	—
Gain on sale of vessel	—	5,709
Unrealized gain on derivatives	11,551	19,340
EBITDA	$279,344	$230,414
(Gain)/loss on sale of vessel	—	(5,709)
Realized loss on derivatives	44,833	94,146
Unrealized gain on derivatives	(11,551)	(19,340)
Adjusted EBITDA	$312,626	$299,511

	Nine Months ended September 30, 2015	Nine Months ended September 30, 2014
	(In thousands)
Net cash provided by operating activities	$202,167	$142,766
Net cash (used in)/provided by investing activities	(8,084)	49,388
Net cash used in financing activities	$(155,616)	$(195,674)

EBITDA increased by $48.9 million, to $279.3 million in the nine months ended September 30, 2015, from $230.4 million in the nine months ended September 30, 2014. The increase was mainly attributed to a $13.2 million increase in operating revenues and a $41.5 million decrease in unrealized and realized losses on derivatives in the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014. Additionally, a gain on sale of vessels of $5.7 million was recorded in the nine months ended September 30, 2014 compared to a nil gain on sale of vessels recorded in the nine months ended September 30, 2015.

Adjusted EBITDA increased by $13.1 million, to $312.6 million in the nine months ended September 30, 2015, from $299.5 million in the nine months ended September 30, 2014. The increase was mainly attributed to a $13.2 million increase in operating revenues in the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014.

Credit Facilities

We, as borrower, and certain of our subsidiaries, as guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet, which are described in Note 12, Long-term Debt to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 10, 2015. The following table summarizes all our credit facilities:

	Outstanding
	Principal
	Amount
Lender	(in millions)(1)	Collateral Vessels
The Royal Bank of Scotland(2)	$671.8

The Hyundai Progress, the Hyundai Highway, the Hyundai Bridge, the Federal, the Zim Monaco, the Hanjin Buenos Aires, the Hanjin Versailles, the Hanjin Algeciras, the CMA CGM Racine and the CMA CGM Melisande

Aegean Baltic Bank—HSH Nordbank—Piraeus Bank(3)	$628.5

The Hyundai Vladivostok, the Hyundai Advance, the Hyundai Stride, the Hyundai Future, the Hyundai Sprinter, the Amalia C, the MSC Zebra, the Danae C (ex Niledutch Palanca),the Dimitris C, the Performance and the Priority

Canyon Capital Finance	$139.7	The CMA CGM Moliere and the CMA CGM Musset
Deutsche Bank	$171.2	The Zim Rio Grande, the Zim Sao Paolo and the OOCL Istanbul
Credit Suisse	$202.1	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
ABN Amro-Bank of America-Burlington-Sequoia-National Bank of Greece	$232.6	The SNL Colombo, the YM Seattle, the YM Vancouver and the YM Singapore
Commerzbank—Credit Suisse—Golden Tree	$263.0	The OOCL Novorossiysk, the Hanjin Santos, the YM Maturity, the Hanjin Constantza and the CMA CGM Attila
HSH Nordbank	$23.4	The Deva and the Derby D
KEXIM	$10.8	The CSCL Europe and the CSCL America
KEXIM-ABN Amro	$45.6	The CSCL Pusan and the CSCL Le Havre
January 2011 Credit Facilities
Aegean Baltic—HSH Nordbank—Piraeus Bank(3)	$80.0	The Hyundai Speed, the Hanjin Italy and the CMA CGM Rabelais
RBS(2)	$76.9	The Hyundai Smart and the Hanjin Germany
ABN Amro-Bank of America-Burlington-National Bank of Greece	$23.5	The Hanjin Greece
Club Facility	$51.3	The Hyundai Together and the Hyundai Tenacity
Citi-Eurobank	$67.1	The Hyundai Ambition
Sinosure-CEXIM-Citi-ABN Amro	$128.8	The CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson
Vendor Financing
Hyundai Samho	$28.5	Second priority liens on the Hyundai Smart, the Hyundai Speed, the Hyundai Ambition, the Hyundai Together, the Hyundai Tenacity, the Hanjin Greece, the Hanjin Italy and the Hanjin Germany

(1)                                          As of September 30, 2015

(2)                                          Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Derby D, the CSCL America and the CSCL Le Havre

(3)                                          Pursuant to the Bank Agreement, this credit facility is also secured by a second priority lien on the Deva, the CSCL Europe and the CSCL Pusan

As of September 30, 2015, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with all covenants under its Bank Agreement and its other credit facilities as of September 30, 2015.

On May 4, 2015, the preference shares of Auckland Marine Inc., Seacarriers Services Inc., Seacarriers Lines Inc. and Wellington Marine Inc. (subsidiaries of Danaos Corporation) were redeemed and all agreements related to the arrangement with ABN Amro and Investor Bank were terminated at that date. Refer to Note 12, Long-term Debt to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 10, 2015 for details of this arrangement. There were no other significant changes to the terms of the Company’s credit facilities during the nine months ended September 30, 2015.

For additional details regarding the Bank Agreement, the January 2011 Credit Facilities, the Sinosure-CEXIM Credit Facility and the Hyundai Samho Vendor Financing, please refer to “Item 5. Operating and Financial Review and Prospects” as well as Note 12, Long-term Debt to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 10, 2015.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we pay in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. We do not use financial instruments for trading or other speculative purposes.

On July 1, 2012, we elected to prospectively de-designate interest rate swaps for which we were obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of our interest rate swap agreements are recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de-designation date forward. We evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. We have concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. Furthermore, the fair value of the hedged item associated with the previously designated fair value interest rate swaps will be frozen and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, both the accumulated other comprehensive loss balance and the fair value of hedged debt balance pertaining to the respective amounts would be reversed through earnings immediately. Refer to Note 12, Financial Instruments, to our unaudited condensed consolidated financial statements included in this report.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the three and nine months ended September 30, 2015 and 2014.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of September 30, 2015.

•                                          on an actual basis; and

•                                         on an as adjusted basis to reflect in the period from October 1, 2015 to November 3, 2015 debt repayments of $14.1 million, of which $10.7 million relates to the Hyundai Samho Vendor financing and $3.4 million to our Sinosure-CEXIM-Citi-ABN Amro credit facility.

Other than these adjustments, there have been no material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below from October 1, 2015 to November 3, 2015. This table should be read in conjunction with our unaudited condensed consolidated financial statements and the notes thereto included in this report.

	As of September 30, 2015
	Actual	As adjusted
	(US Dollars in thousands)
Debt:
Total debt (1)	$2,860,054	$2,845,969
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	—	—
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 109,781,744 shares issued and outstanding; actual and as adjusted (2)	1,098	1,098
Additional paid-in capital	546,734	546,734
Accumulated other comprehensive loss	(108,180)	(108,180)
Retained earnings	390,541	390,541
Total stockholders’ equity	830,193	830,193
Total capitalization	$3,690,247	$3,676,162

(1)                                 Total debt actual and as adjusted includes $28.5 million and $17.8 million of vendor financing, respectively. All of our indebtedness is secured.

(2)                                 Does not include 15 million warrants issued to purchase shares of common stock, at an exercise price of $7.00 per share, which we issued to lenders participating in our comprehensive financing plan. The warrants, which will expire on January 31, 2019, are exercisable solely on a cashless exercise basis.

Recent Developments

Gemini, in which Danaos holds a 49% equity interest, has agreed to acquire on subjects a 6,422 TEU vessel built in 2002, which is expected to be delivered in February 2016.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, charter counterparty performance, ability to obtain financing and comply with covenants contained in our financing agreements, shipyard performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars, except share amounts)

		As of
	Notes	September 30, 2015	December 31, 2014
		(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$96,197	$57,730
Restricted cash	3	—	2,824
Accounts receivable, net		7,852	7,904
Inventories		10,645	11,665
Prepaid expenses		1,004	713
Due from related parties		19,755	10,597
Other current assets	7	5,971	11,640
Total current assets		141,424	103,073

Fixed assets, net	4	3,526,514	3,624,338
Deferred charges, net	5	42,997	55,275
Investments in affiliates	6	6,358	—
Other non-current assets	12b,7	71,067	68,506
Total non-current assets		3,646,936	3,748,119
Total assets		$3,788,360	$3,851,192

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	8	$11,177	$12,510
Accrued liabilities	9	19,137	24,705
Current portion of long-term debt	11	254,286	178,116
Current portion of vendor financing	11	28,532	46,530
Unearned revenue		15,019	13,719
Other current liabilities	10,12a	12,566	52,502
Total current liabilities		340,717	328,082

LONG-TERM LIABILITIES
Long-term debt, net of current portion	11	2,577,236	2,773,004
Vendor financing, net of current portion	11	—	17,837
Unearned revenue, net of current portion		25,931	30,412
Other long-term liabilities	10,12a	14,283	13,708
Total long-term liabilities		2,617,450	2,834,961
Total liabilities		2,958,167	3,163,043

Commitments and Contingencies	13	—	—

STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of September 30, 2015 and December 31, 2014)	14	—	—
Common stock (par value $0.01, 750,000,000 common shares authorized as of September 30, 2015 and December 31, 2014. 109,781,744 and 109,669,429 issued and outstanding as of September 30, 2015 and December 31, 2014, respectively)	14	1,098	1,097
Additional paid-in capital		546,734	546,735
Accumulated other comprehensive loss	12a	(108,180)	(139,742)
Retained earnings		390,541	280,059
Total stockholders’ equity		830,193	688,149
Total liabilities and stockholders’ equity		$3,788,360	$3,851,192

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2015	2014	2015	2014

OPERATING REVENUES		$144,542	$139,496	$424,616	$411,422

OPERATING EXPENSES
Voyage expenses		(2,952)	(3,097)	(9,170)	(9,617)
Vessel operating expenses		(28,165)	(26,842)	(85,058)	(85,991)
Depreciation	4	(33,217)	(34,396)	(98,558)	(102,471)
Amortization of deferred drydocking and special survey costs	5	(868)	(1,069)	(2,924)	(3,226)
General and administrative expenses		(5,486)	(5,211)	(16,137)	(15,913)
Gain on sale of vessels		—	—	—	5,709
Income From Operations		73,854	68,881	212,769	199,913

OTHER INCOME (EXPENSE)
Interest income		859	861	2,549	879
Interest expense		(17,604)	(19,692)	(53,520)	(60,951)
Other finance costs		(4,646)	(4,985)	(14,181)	(14,898)
Equity loss on investments	6	(992)	—	(992)	—
Other income (expense), net		108	36	143	323
Unrealized and realized losses on derivatives	12	(9,511)	(22,695)	(36,286)	(77,810)
Total Other Expenses, net		(31,786)	(46,475)	(102,287)	(152,457)

Net Income		$42,068	$22,406	$110,482	$47,456

EARNINGS PER SHARE
Basic and diluted net income per share		$0.38	$0.20	$1.01	$0.43
Basic and diluted weighted average number of common shares	15	109,785	109,669	109,785	109,669

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

(Expressed in thousands of United States Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Net income for the period	$42,068	$22,406	$110,482	$47,456
Other comprehensive income
Amortization of deferred realized losses on cash flow hedges	1,012	1,012	3,004	3,004
Reclassification of unrealized losses to earnings	7,069	22,863	28,558	71,070
Total Other Comprehensive Income	8,081	23,875	31,562	74,074
Comprehensive Income	$50,149	$46,281	$142,044	$121,530

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Nine months ended September 30,
	2015	2014
Cash Flows from Operating Activities
Net income	$110,482	$47,456

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	98,558	102,471
Amortization of deferred drydocking and special survey costs	2,924	3,226
Amortization of finance costs	10,661	11,374
Exit fee accrued on debt	2,744	2,811
Payments for drydocking and special survey costs deferred	(1,307)	(4,055)
Gain on sale of vessels	—	(5,709)
Amortization of deferred realized losses on interest rate swaps	3,004	3,004
Unrealized gains on derivatives	(11,551)	(19,340)
Equity loss on investments	992	—

(Increase)/Decrease in
Accounts receivable	52	1,383
Inventories	1,020	3,069
Prepaid expenses	(291)	437
Due from related parties	(9,158)	4,318
Other assets, current and long-term	2,690	(6,448)

Increase/(Decrease) in
Accounts payable	(1,333)	(299)
Accrued liabilities	(5,568)	(2,534)
Unearned revenue, current and long term	(3,181)	(551)
Other liabilities, current and long-term	1,429	2,153
Net Cash provided by Operating Activities	202,167	142,766

Cash Flows from Investing Activities
Vessels additions	(734)	(1,214)
Investments in affiliates	(7,350)	—
Net proceeds from sale of vessels	—	50,602
Net Cash (used in)/provided by Investing Activities	(8,084)	49,388

Cash Flows from Financing Activities
Payments of long-term debt	(121,913)	(129,926)
Payments of vendor financing	(35,835)	(43,073)
Deferred finance costs	(692)	—
Decrease/(Increase) of restricted cash	2,824	(22,675)
Net Cash used in Financing Activities	(155,616)	(195,674)

Net Increase/(Decrease) in Cash and Cash Equivalents	38,467	(3,520)
Cash and Cash Equivalents at beginning of period	57,730	68,153
Cash and Cash Equivalents at end of period	$96,197	$64,633

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1                              Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos” or “Company”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 14, Stockholders’ Equity.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to present fairly, in all material respects, the Company’s condensed consolidated financial position as of September 30, 2015, the condensed consolidated results of operations for the three and nine months ended September 30, 2015 and 2014 and the condensed consolidated cash flows for the nine months ended September 30, 2015 and 2014. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2014. The results of operations for the three and nine months ended September 30, 2015, are not necessarily indicative of the results to be expected for the full year.

The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The Company also consolidates entities that are determined to be variable interest entities, of which the Company is the primary beneficiary, as defined in the authoritative guidance under U.S. GAAP. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets and condensed consolidated Statements of Income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates.

The consolidated companies are referred to as “Danaos,” or “the Company.”

As of September 30, 2015, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(2)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Together	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Tenacity	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Hanjin Germany	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Hanjin Italy	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Hanjin Greece	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	CSCL Pusan	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	CSCL Le Havre	2006	9,580
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	CSCL Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	CSCL America	2004	8,468
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset(1)	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval(1)	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais(1)	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine(1)	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere(1)	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Performance	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Priority	2002	6,402
Federal Marine Inc.	February 14, 2006	Federal	1994	4,651
Auckland Marine Inc.	January 27, 2005	SNL Colombo	2004	4,300
Wellington Marine Inc.	January 27, 2005	YM Singapore	2004	4,300
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	OOCL Novorossiysk	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Zim Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	OOCL Istanbul	2008	4,253
Seacarriers Services Inc.	June 28, 2005	YM Seattle	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	YM Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Deva	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A.	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Hanjin Algeciras	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Hanjin Constantza	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Hanjin Buenos Aires	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Hanjin Santos	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Hanjin Versailles	2010	3,400
Vilos Navigation Company Ltd.	May 30, 2013	MSC Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Danae C (ex Niledutch Palanca)	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Hyundai Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Hyundai Progress	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Hyundai Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Hyundai Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Hyundai Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Hyundai Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Hyundai Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Hyundai Sprinter	1997	2,200

(1)                                 Vessel subject to charterer’s option to purchase vessel after first eight years of time charter term for $78.0 million.

(2)                                 Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2                              Significant Accounting Policies

All accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 10, 2015.

Investments in affiliates

The Company’s investments in affiliates are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in affiliates for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered an other than temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the consolidated statements of income.

Recent Accounting Pronouncements

In August 2015, the FASB voted to propose a deferral of the effective date of the new revenue standard, ASU 2014-09, “Revenue from Contracts with Customers”, by one year. The new guidance would be effective for fiscal years beginning after December 15, 2017 instead of December 15, 2016. Entities are permitted to adopt the new standard in accordance with the original effective date in their option. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In April 2015, the FASB issued Accounting Standards Update No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs,” (“ASU 2015-03”). ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments are effective for annual periods ending after December 15, 2015, and interim periods within annual periods beginning after December 15, 2015.  Early application is permitted. The Company is not early adopting this standard and is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and notes disclosures.

3                              Restricted Cash

The Company was required to maintain cash of nil and $2.8 million as of September 30, 2015 and as of December 31, 2014, respectively, in a retention bank account as a collateral for the upcoming scheduled debt payments of its KEXIM and KEXIM-ABN Amro credit facilities, which were recorded under current assets in the Company’s Balance Sheets.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4                              Fixed assets, net

Fixed assets consist of vessels. Vessels’ cost, accumulated depreciation and changes thereto were as follows (in thousands):

	Vessel Cost	Accumulated Depreciation	Net Book Value
As of January 1, 2014	$4,450,719	$(608,102)	$3,842,617
Additions	39,165	(137,061)	(97,896)
Disposals	(120,376)	75,769	(44,607)
Impairment Loss	(75,776)	—	(75,776)
As of December 31, 2014	4,293,732	(669,394)	3,624,338
Additions	734	(98,558)	(97,824)
As of September 30, 2015	$4,294,466	$(767,952)	$3,526,514

During the year ended December 31, 2014, the Company recorded an impairment loss of $75.8 million in relation to eight of its older vessels.  Fair value of each vessel was determined by management with the assistance from valuations obtained by third party independent shipbrokers.

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $386.4 million as of September 30, 2015 and as of December 31, 2014. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

5                              Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

	Drydocking and Special Survey Costs	Finance and Other Costs	Total Deferred Charges
As of January 1, 2014	$4,041	$63,908	$67,949
Additions	6,887	182	7,069
Written off amounts	(286)	(55)	(341)
Amortization	(4,387)	(15,015)	(19,402)
As of December 31, 2014	6,255	49,020	55,275
Additions	1,307	—	1,307
Amortization	(2,924)	(10,661)	(13,585)
As of September 30, 2015	$4,638	$38,359	$42,997

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years.  If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6                              Investments in affiliates

In August 2015, an affiliated company Gemini Shipholdings Corporation (“Gemini”) was formed by the Company and Virage International Ltd. (“Virage”), a company controlled by the Company’s largest shareholder. Gemini acquired a 100% interest in entities with capital leases for the Suez Canal and Genoa and that own the container vessel NYK Lodestar. Gemini financed these acquisitions with the assumption of capital lease obligations of $35.4 million, $9.0 million of borrowings under a secured loan facility and an aggregate of $15.0 million from equity contributions from the Company and Virage, which subscribed in cash for 49% and 51%, respectively, of Gemini’s issued and outstanding share capital. As of September 30, 2015, Gemini consolidated its wholly owned subsidiaries listed below:

Company	Date of incorporation	Vessel Name	Year Built	TEU(1)
Averto Shipping S.A.	June 12, 2015	Suez Canal	2002	5,610
Sinoi Marine Ltd.	June 12, 2015	Genoa	2002	5,544
Kingsland International Shipping Limited	June 26, 2015	NYK Lodestar	2001	6,422

(1)           Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

The Company has determined that Gemini is a variable interest entity of which the Company is not the primary beneficiary, and as such, this affiliated company is accounted for under the equity method and recorded under “Equity loss on investments” in the condensed consolidated Statements of Income. The Company does not guarantee the debt of Gemini and its subsidiaries. The net assets of Gemini total $13.0 million as of September 30, 2015. The Company’s exposure is limited to its share of the net assets of Gemini proportionate to its 49% equity interest in Gemini.

A condensed summary of the financial information for equity accounted investments 49% owned by the Company shown on a 100% basis are as follows (in thousands):

As of September 30, 2015
Current assets	$5,579
Non-current assets	$53,326
Current liabilities	$6,186
Non-current liabilities	$39,745

Net operating revenues	$170
Net loss	$2,026

7                              Other Current and Non-current Assets

Other current assets consisted of the following (in thousands):

	As of September 30, 2015	As of December 31,2014
Fair value of swaps	$246	—
Claims receivable	2,116	$7,856
Other assets	3,609	3,784
Total	$5,971	$11,640

As of September 30, 2015 and December 31, 2014, claims receivable consists of insurance and other claims. As of September 30, 2015 and December 31, 2014, the Company had an outstanding claim receivable of $1.3 million and $7.0 million, respectively, in relation to a collision incident of the Hanjin Italy outside Singapore.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7                              Other Current and Non-current Assets (continued)

Other non-current assets consisted of the following (in thousands):

	As of September 30, 2015	As of December 31, 2014
Fair value of swaps	—	$664
Series 1 ZIM notes, net	$6,506	6,274
Series 2 ZIM notes, net	32,100	30,923
Equity participation ZIM	28,693	28,693
Other assets	3,768	1,952
Total	$71,067	$68,506

As of July 16, 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring with its creditors on substantially the same terms as the agreement in principle previously announced by ZIM in January 2014. The terms of the restructuring include a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of the Company’s vessels, which had already been implemented beginning in January 2014. The terms also include the receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM’s other obligations to the Company which related to the outstanding long term receivable as of December 31, 2013.

As of July 16, 2014, the Company calculated the fair value of the instruments received from ZIM based on the agreement discussed above, other available information on ZIM, other contracts with similar terms, remaining maturities and interest rates and recorded at fair value an amount of $6.1 million in relation to the Series 1 Notes, $30.1 million in relation to the Series 2 Notes and $28.7 million in relation to its equity participation in ZIM. On a quarterly basis, the Company will account for the fair value unwinding of the Series 1 Notes and Series 2 Notes until the value of the instruments equals their face values on maturity. As of September 30, 2015 and December 31, 2014, the Company recorded $6.5 million and $6.3 million in relation to the Series 1 Notes and $32.1 million and $30.9 million in relation to the Series 2 Notes, respectively and recognized $0.8 million and $0.4 million in relation to their fair value unwinding in the condensed consolidated Statements of Income in “Interest income” for the nine months ended September 30, 2015 and 2014, respectively. Furthermore, for the nine months ended September 30, 2015 and 2014, the Company recognized in the condensed consolidated Statements of Income in “Interest income”, a non-cash interest income of $0.6 million and $0.2 million, respectively, in relation to the 2% interest of Series 2 Notes, which is accrued quarterly with deferred cash payment on maturity. The Company will test periodically for impairment of these investments based on the existence of triggering events that indicate ZIM’s debt instruments and interest in equity may have been impaired.

Furthermore, as of July 16, 2014, an amount of $39.1 million, which represents the additional compensation received from ZIM, was recorded as unearned revenue representing compensation to the Company for the future reductions in the daily charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of the Company’s vessels. This amount is recognized in the condensed consolidated Statements of Income in “Operating revenues” over the remaining life of the respective time charters. For the nine months ended September 30, 2015 and 2014, the Company recorded an amount of $4.5 million and $1.2 million, respectively, of unearned revenue amortization in “Operating revenues”. As of September 30, 2015, the outstanding balances of the current and non-current portion of unearned revenue in relation to ZIM amounted to $6.0 million and $25.9 million, respectively. As of December 31, 2014, the corresponding outstanding balances of the current and non-current portion of unearned revenue amounted to $6.0 million and $30.4 million, respectively. Refer to Note 12c, Financial Instruments- Fair value of Financial Instruments.

In respect to the fair value of swaps, refer to Note 12b, Financial Instruments—Fair Value Interest Rate Swap Hedges.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8                              Accounts Payable

Accounts payable consisted of the following (in thousands):

	As of September 30, 2015	As of December 31, 2014
Suppliers, repairers	$7,717	$8,613
Insurers, agents, brokers	1,945	1,843
Other creditors	1,515	2,054
Total	$11,177	$12,510

9                              Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of September 30, 2015	As of December 31, 2014
Accrued payroll	$1,430	$1,175
Accrued interest	9,268	9,457
Accrued expenses	8,439	14,073
Total	$19,137	$24,705

Accrued expenses mainly consisted of accrued realized losses on cash flow interest rate swaps of $5.0 million and $10.4 million as of September 30, 2015 and December 31, 2014, respectively, as well as other accruals related to the operation of the Company’s fleet of $3.4 million and $3.7 million as of September 30, 2015 and December 31, 2014, respectively.

10                       Other Current and Long-term Liabilities

Other current liabilities consisted of the following (in thousands):

	As of September 30, 2015	As of December 31, 2014
Fair value of swaps	$11,776	$51,022
Other current liabilities	790	1,480
Total	$12,566	$52,502

Other long-term liabilities consisted of the following (in thousands):

	As of September 30, 2015	As of December 31, 2014
Fair value of swaps	$1,546	$2,398
Other long-term liabilities	12,737	11,310
Total	$14,283	$13,708

In respect of the fair value of swaps, refer to Note 12a, Financial Instruments — Cash Flow Interest Rate Swap Hedges.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11                       Long-Term Debt

Long-term debt consisted of the following (in thousands):

Lender	As of September 30, 2015	Current portion	Long-term portion	As of December 31, 2014	Current portion	Long-term portion
The Royal Bank of Scotland	$671,835	$20,432	$651,403	$678,954	$12,657	$666,297
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank	628,513	676	627,837	628,513	—	628,513
HSH Nordbank	23,405	8,893	14,512	28,843	7,633	21,210
The Export-Import Bank of Korea (“KEXIM”)	10,796	10,107	689	18,573	10,369	8,204
The Export-Import Bank of Korea & ABN Amro	45,609	11,250	34,359	56,859	11,250	45,609
Deutsche Bank	171,170	5,025	166,145	174,709	4,786	169,923
Canyon Capital Finance	139,730	12,002	127,728	144,467	8,228	136,239
Credit Suisse	202,083	11,882	190,201	208,585	9,328	199,257
ABN Amro-Bank of America-Burlington-Sequoia-National Bank of Greece	232,602	14,854	217,748	239,896	11,422	228,474
Commerzbank-Credit Suisse- Golden Tree	262,964	20,953	242,011	274,984	17,327	257,657
The Royal Bank of Scotland (January 2011 Credit Facility)	76,915	28,157	48,758	85,017	15,326	69,691
HSH Nordbank AG-Aegean Baltic Bank-Piraeus Bank (January 2011 Credit Facility)	79,986	38,170	41,816	94,812	22,476	72,336
ABN Amro-Bank of America-Burlington-National Bank of Greece (January 2011 Credit Facility)	23,469	14,614	8,855	26,444	6,371	20,073
Sinosure CEXIM-Citi-ABN Amro Credit Facility	128,820	20,340	108,480	142,380	20,340	122,040
Club Facility (January 2011 Credit Facility)	51,337	22,010	29,327	65,457	14,773	50,684
Citi—Eurobank Credit Facility (January 2011 Credit Facility)	67,105	14,344	52,761	69,759	5,830	63,929
Comprehensive Financing Plan exit fee accrued	14,606	—	14,606	11,862	—	11,862
Fair value hedged debt	577	577	—	1,006	—	1,006
Total long-term debt	$2,831,522	$254,286	$2,577,236	$2,951,120	$178,116	$2,773,004
Hyundai Samho Vendor Financing	$28,532	$28,532	$—	$64,367	$46,530	$17,837

All floating rate loans discussed above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

Maturities of long-term debt for the next five years and thereafter subsequent to September 30, 2015, are as follows (in thousands):

Payment due by period ended	Fixed principal repayments	Variable principal payments	Final Payment due on December 31, 2018*	Total principal payments
September 30, 2016	$175,283	$78,426	—	$253,709
September 30, 2017	193,099	124,931	—	318,030
September 30, 2018	184,813	119,715	—	304,528
September 30, 2019	72,318	—	$1,820,294	1,892,612
September 30, 2020 and thereafter	47,460	—	—	47,460
Total long-term debt	$672,973	$323,072	$1,820,294	$2,816,339

* The last payment due on December 31, 2018, includes the unamortized remaining principal debt balances under the restructuring agreement, as such amount will be determinable following the fixed and variable amortization.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11                       Long-Term Debt (continued)

On May 4, 2015, the preference shares of Auckland Marine Inc., Seacarriers Services Inc., Seacarriers Lines Inc. and Wellington Marine Inc. (subsidiaries of Danaos Corporation) were redeemed and all agreements related to the arrangement with ABN Amro and Investor Bank were terminated at that date. Refer to Note 12, Long-term Debt to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2014 for details of this arrangement. There were no other significant changes to the terms of the Company’s credit facilities during the nine months ended September 30, 2015.

As of September 30, 2015, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with all covenants under its Bank Agreement and its other credit facilities as of September 30, 2015.

12                       Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans, accounts payable and derivatives.

Derivative Financial Instruments:  The Company only uses derivatives for economic hedging purposes. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk:  Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk:  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas. The Company’s maximum exposure to credit risk is mainly limited to the carrying value of its derivative instruments. The Company is not a party to master netting arrangements.

Fair Value:  The carrying amounts reflected in the accompanying condensed consolidated balance sheets of financial assets and liabilities excluding long-term bank loans approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements equals the amount that would be paid by the Company to cancel the swaps.

Interest Rate Swaps:  The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter-parties, the Company does not believe it is necessary to obtain collateral arrangements.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12                       Financial Instruments (continued)

a.  Cash Flow Interest Rate Swap Hedges

The Company, according to its long-term strategic plan to maintain relative stability in its interest rate exposure, has decided to swap part of its interest expense from floating to fixed. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to pro-actively and efficiently manage its floating rate exposure.

These interest rate swaps are designed to economically hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three month USD$ LIBOR. According to the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as from their inception, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company’s earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps were performed on a quarterly basis. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge was recognized initially in stockholders’ equity, and recognized to the Statement of Income in the periods when the hedged item affects profit or loss.

On July 1, 2012, the Company elected to prospectively de designate cash flow interest rate swaps for which it was obtaining hedge accounting treatment due to the compliance burden associated with this accounting policy. As a result, all changes in the fair value of the Company’s cash flow interest rate swap agreements are recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de designation date forward. The Company evaluated whether it is probable that the previously hedged forecasted interest payments are probable to not occur in the originally specified time period. The Company has concluded that the previously hedged forecasted interest payments are probable of occurring. Therefore, unrealized gains or losses in accumulated other comprehensive loss associated with the previously designated cash flow interest rate swaps will remain in accumulated other comprehensive loss and recognized in earnings when the interest payments will be recognized. If such interest payments were to be identified as being probable of not occurring, the accumulated other comprehensive loss balance pertaining to these amounts would be reversed through earnings immediately.

The interest rate swap agreements converting floating interest rate exposure into fixed were as follows (in thousands):

Counter-party	Contract Trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos pays)		Floating Rate (Danaos receives)	Fair Value September 30, 2015	Fair Value December 31, 2014
RBS	03/09/2007	3/15/2010	3/15/2015	$200,000	5.07	% p.a.	USD LIBOR 3M BBA	—	$(2,011)
RBS	11/15/2007	11/19/2010	11/19/2015	$100,000	5.12	% p.a.	USD LIBOR 3M BBA	$(665)	(4,246)
RBS	11/16/2007	11/22/2010	11/22/2015	$100,000	5.07	% p.a.	USD LIBOR 3M BBA	(711)	(4,248)
CITI	04/17/2007	4/17/2008	4/17/2015	$200,000	5.124	% p.a.	USD LIBOR 3M BBA	—	(2,895)
CITI	04/20/2007	4/20/2010	4/20/2015	$200,000	5.1775	% p.a.	USD LIBOR 3M BBA	—	(3,008)
CITI	11/02/2007	11/6/2010	11/6/2015	$250,000	5.1	% p.a.	USD LIBOR 3M BBA	(1,233)	(10,167)
CITI	11/26/2007	11/29/2010	11/30/2015	$100,000	4.98	% p.a.	USD LIBOR 3M BBA	(789)	(4,249)
CITI	02/07/2008	2/11/2011	2/11/2016	$200,000	4.695	% p.a.	USD LIBOR 3M BBA	(3,231)	(9,524)
Eurobank	12/06/2007	12/10/2010	12/10/2015	$200,000	4.8125	% p.a.	USD LIBOR 3M BBA	(1,767)	(8,428)
Eurobank	02/11/2008	5/31/2011	5/31/2015	$200,000	4.755	% p.a.	USD LIBOR 3M BBA	—	(3,763)
								$(8,396)	$(52,539)
ABN Amro	06/06/2013	1/4/2016	12/31/2016	$325,000	1.4975	% p.a.	USD LIBOR 3M BBA	$(2,904)	$(617)
ABN Amro	05/31/2013	1/4/2016	12/31/2016	$250,000	1.4125	% p.a.	USD LIBOR 3M BBA	(2,022)	(264)
Total fair value of swap liabilities								$(13,322)	$(53,420)

The Company recorded in the condensed consolidated Statements of Income unrealized gains of $40.1 million and $90.7 million in relation to fair value changes of interest rate swaps for the nine months ended September 30, 2015 and 2014, respectively. Furthermore, unrealized losses of $28.6 million and $71.1 million were reclassified from Accumulated Other Comprehensive Loss to earnings for the nine months ended September 30, 2015 and 2014, respectively (following the hedge accounting discontinuance as of July 1, 2012). The Company expects to reclassify from Accumulated Other Comprehensive Loss to earnings within the next twelve months unrealized losses of $4.3 million.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12                       Financial Instruments (continued)

The variable-rate interest on specific borrowings was associated with vessels under construction and was capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts in accumulated other comprehensive income/(loss) related to realized gains or losses on cash flow hedges that have been entered into and qualify for hedge accounting, in order to hedge the variability of that interest, were classified under other comprehensive income/(loss) and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $3.0 million was reclassified into earnings for the nine months ended September 30, 2015 and 2014, respectively, representing its amortization over the depreciable life of the vessels.

	Three months ended September 30,	Three months ended September 30,
	2015	2014
	(in millions)
Total realized losses	$(11.3)	$(31.0)
Amortization of deferred realized losses	(1.0)	(1.0)
Unrealized gains	2.6	9.2
Unrealized and realized losses on cash flow interest rate swaps	$(9.7)	$(22.8)

	Nine months ended September 30,	Nine months ended September 30,
	2015	2014
	(in millions)
Total realized losses	$(45.3)	$(94.9)
Amortization of deferred realized losses	(3.0)	(3.0)
Unrealized gains	11.5	19.6
Unrealized and realized losses on cash flow interest rate swaps	$(36.8)	$(78.3)

b.  Fair Value Interest Rate Swap Hedges

These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rates by converting the Company’s fixed rate loan facilities to floating rate debt. Pursuant to the adoption of the Company’s Risk Management Accounting Policy, and after putting in place the formal documentation required by hedge accounting in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, from that time until June 30, 2012, hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item were recognized in the Company’s earnings. The Company considered its strategic use of interest rate swaps to be a prudent method of managing interest rate sensitivity, as it prevented earnings from being exposed to undue risk posed by changes in interest rates. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps was performed on a quarterly basis, on the financial statement and earnings reporting dates.

On July 1, 2012, the Company elected to prospectively de-designate fair value interest rate swaps for which it was applying hedge accounting treatment due to the compliance burden associated with this accounting policy. All changes in the fair value of the Company’s fair value interest rate swap agreements continue to be recorded in earnings under “Unrealized and Realized Losses on Derivatives” from the de-designation date forward.

The Company evaluated whether it is probable that the previously hedged forecasted interest payments will not occur in the originally specified time period. The Company has concluded that the previously hedged forecasted interest payments continue to be probable of occurring. Therefore, the fair value of the hedged item associated with the previously designated fair value interest rate swaps will be frozen and recognized in earnings when the interest payments are recognized. If such interest payments were to be identified as being probable of not occurring, the fair value of hedged debt balance pertaining to these amounts would be reversed through earnings immediately.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12                       Financial Instruments (continued)

The interest rate swap agreements converting fixed interest rate exposure into floating were as follows (in thousands):

Counter party	Contract trade Date	Effective Date	Termination Date	Notional Amount on Effective Date	Fixed Rate (Danaos receives)		Floating Rate (Danaos pays)	Fair Value September 30, 2015	Fair Value December 31, 2014
RBS	11/15/2004	12/15/2004	8/27/2016	$60,528	5.0125	% p.a.	USD LIBOR 3M BBA + 0.835% p.a.	$104	$302
RBS	11/15/2004	11/17/2004	11/2/2016	$62,342	5.0125	% p.a.	USD LIBOR 3M BBA + 0.855% p.a.	142	362
Total fair value								$246	$664

The total fair value change of the interest rate swaps amounted to $0.5 million loss and $0.7 million loss for the nine months ended September 30, 2015 and 2014, respectively and are included in the condensed consolidated Statements of Income under “Unrealized and realized loss on derivatives”. The related assets of $0.2 million and $0.7 million are presented under “Other current assets” and under “Other non-current assets” in the condensed consolidated balance sheet as of September 30, 2015 and December 31, 2014, respectively. The Company reclassified from “Long-term debt, net of current portion”, where its fair value of hedged item was recorded, to its earnings unrealized gains of $0.4 million and gains of $0.4 million for the nine months ended September 30, 2015 and 2014, respectively (following the hedge accounting discontinuance as of July 1, 2012).

	Three months ended September 30, 2015	Three months ended September 30, 2014
	(in millions)
Unrealized losses on swap asset	$(0.1)	$(0.2)
Reclassification of fair value of hedged debt to Statement of Income	0.1	0.1
Realized gains	0.1	0.2
Unrealized and realized gains on fair value interest rate swaps	$0.1	$0.1

	Nine months ended September 30, 2015	Nine months ended September 30, 2014
	(in millions)
Unrealized losses on swap asset	$(0.4)	$(0.7)
Reclassification of fair value of hedged debt to Statement of Income	0.5	0.4
Realized gains	0.4	0.8
Unrealized and realized gains on fair value interest rate swaps	$0.5	$0.5

c.  Fair Value of Financial Instruments

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Level I:  Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of September 30, 2015 and December 31, 2014.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12                       Financial Instruments (continued)

The following tables present the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value Measurements as of September 30, 2015
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$246	—	$246	—
Liabilities
Interest rate swap contracts	$13,322	—	$13,322	—

	Fair Value Measurements as of December 31, 2014
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands of $)
Assets
Interest rate swap contracts	$664	—	$664	—
Liabilities
Interest rate swap contracts	$53,420	—	$53,420	—

Interest rate swap contracts are measured at fair value on a recurring basis. Fair value is determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Such instruments are typically classified within Level 2 of the fair value hierarchy. The fair values of the interest rate swap contracts have been calculated by discounting the projected future cash flows of both the fixed rate and variable rate interest payments. Projected interest payments are calculated using the appropriate prevailing market forward rates and are discounted using the zero-coupon curve derived from the swap yield curve. Refer to Note 12(a)-(b) above for further information on the Company’s interest rate swap contracts.

The Company is exposed to credit-related losses in the event of nonperformance of its counterparties in relation to these financial instruments. As of September 30, 2015, these financial instruments are in the counterparties’ favor. The Company has considered its risk of non-performance and of its counterparties in accordance with the relevant guidance of fair value accounting. The Company performs evaluations of its counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify risk or changes in their credit ratings.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12                       Financial Instruments (continued)

The estimated fair values of the Company’s financial instruments are as follows:

	As of September 30, 2015		As of December 31, 2014
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$96,197	$96,197	$57,730	$57,730
Restricted cash	$—	$—	$2,824	$2,824
Accounts receivable, net	$7,852	$7,852	$7,904	$7,904
Due from related parties	$19,755	$19,755	$10,597	$10,597
Series 1 ZIM Notes	$6,506	$6,506	$6,274	$6,274
Series 2 ZIM Notes	$32,100	$32,100	$30,923	$30,923
Equity investment in ZIM	$28,693	$38,533	$28,693	$32,873
Accounts payable	$11,177	$11,177	$12,510	$12,510
Accrued liabilities	$19,137	$19,137	$24,705	$24,705
Long-term debt, including current portion	$2,831,522	$2,833,180	$2,951,120	$2,953,327
Vendor financing, including current portion	$28,532	$28,406	$64,367	$64,026

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows (in thousands):

	Fair Value Measurements as of September 30, 2015
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Series 1 ZIM Notes (1)	$6,506	—	$6,506	—
Series 2 ZIM Notes (1)	$32,100	—	$32,100	—
Equity investment in ZIM (1)	$38,533	—	$38,533	—
Long-term debt, including current portion(2)	$2,833,180	—	$2,833,180	—
Vendor financing, including current portion(3)	$28,406	—	$28,406	—
Accrued liabilities(4)	$19,137	—	$19,137	—

	Fair Value Measurements as of December 31, 2014
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Series 1 ZIM Notes (1)	$6,274	—	$6,274	—
Series 2 ZIM Notes (1)	$30,923	—	$30,923	—
Equity investment in ZIM (1)	$32,873	—	$32,873	—
Long-term debt, including current portion(2)	$2,953,327	—	$2,953,327	—
Vendor financing, including current portion(3)	$64,026	—	$64,026	—
Accrued liabilities(4)	$24,705	—	$24,705	—

(1) The fair value is estimated based on currently available information on the Company’s counterparty, other contracts with similar terms, remaining maturities and interest rates.

(2) The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account its creditworthiness.

(3) The fair value of the Company’s Vendor financing is estimated based on currently available financing with similar contract terms, interest rate and remaining maturities, as well as taking into account its creditworthiness.

(4) The fair value of the Company’s accrued liabilities, which mainly consists of accrued interest on its credit facilities and accrued realized losses on its cash flow interest rate swaps, is estimated based on currently available debt and swap agreements with similar contract terms, interest rates and remaining maturities, as well as taking into account its creditworthiness.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13                       Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. Furthermore, the Company does not have any commitments outstanding.

14                       Stockholders’ Equity

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The stock will have no vesting period and the employee will own the stock immediately after grant. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods.  During the nine months ended September 30, 2015, the Company did not grant any shares under the plan. During the nine months ended September 30, 2015, the Company issued 112,315 new shares of common stock, which were distributed to the employees of the Manager in settlement of 2014 grants.

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the nine months ended September 30, 2015, none of the directors elected to receive their compensation in Company shares.

15                       Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	September 30, 2015	September 30, 2014
	(in thousands)
Numerator:
Net income	$42,068	$22,406

Denominator (number of shares in thousands):
Basic and diluted weighted average common shares outstanding	109,785	109,669

	Nine months ended
	September 30, 2015	September 30, 2014
	(in thousands)
Numerator:
Net income	$110,482	$47,456

Denominator (number of shares in thousands):
Basic and diluted weighted average common shares outstanding	109,785	109,669

The Warrants issued and outstanding as of September 30, 2015 and 2014, were excluded from the diluted earnings per share, because they were antidilutive.

DANAOS CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16                       Subsequent Events

Gemini, in which Danaos holds a 49% equity interest, has agreed to acquire on subjects a 6,422 TEU vessel built in 2002, which is expected to be delivered in February 2016.